UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 4

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

(Names of Filing Persons—(Offerors))

APOLLO MANAGEMENT VII, L.P.

(Names of Filing Persons—(Other Person(s))

SCHEDULE 13E-3/A

Amendment No. 4

(Rule 13e-3)

Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

APOLLO MANAGEMENT VII, L.P.

(Names of Persons—Filing Statements)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP Number of Class of Securities)

John J. Suydam

Apollo Management VII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Telephone: (212) 515-3200

James Schwab

Neil Goldman

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Telephone: (212) 373-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$511,409,101.50	$59,375.00

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.
**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375.00

Form or

Registration No.:	Schedule TO - T

Filing Party:

Colonel Holdings, Inc., Colonel UK Holdings Limited,

Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc.,

Apollo Management VII, L.P., CKx, Inc., Robert F.X.

Sillerman, Sillerman Capital Holdings, L.P., Laura

Sillerman, The Promenade Trust and Priscilla Presley

Date Filed:	May 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement and Transaction Statement filed on Schedule TO on May 17, 2011, as amended and supplemented by Amendment No. 1 filed on May 24, 2011, Amendment No. 2 filed on June 1, 2011 and Amendment No. 3 filed on June 3, 2011 (as so amended and supplemented, the “Schedule TO”) by Colonel Holdings, Inc., a Delaware corporation, Colonel UK Holdings Limited, a United Kingdom private limited company, Colonel Offeror Sub, LLC, a Delaware limited liability company (“Offeror”), Colonel Merger Sub, Inc., a Delaware corporation, and Apollo Management VII, L.P., a Delaware limited partnership. The Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of CKx, Inc., at a purchase price of $5.50 per share, net to the seller in cash, without interest and subject to deduction for any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated May 17, 2011 (the “Offer to Purchase”) and the related letter of transmittal, as they may be amended or supplemented from time to time. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 4, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 4 together with the Schedule TO.

Item 1: Summary Term Sheet

Regulation M-A Item 1001

The information incorporated into Item 1 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as follows:

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET under the heading “Have any stockholders already agreed to tender their Common Shares in the Offer?” is hereby amended and supplemented by adding the following sentence after the second sentence of the third paragraph thereunder:

“Upon consummation of the Merger, such Common Shares owned by Priscilla Presley will be cancelled and converted into the right to receive the same price per Common Share as the Offer Price.”

Item 1 of the Schedule TO is hereby further amended and supplemented by adding the following text at the end thereof:

“The Offer has been extended from 12:00 midnight, New York City time, on Tuesday, June 14, 2011 until 12:00 midnight, New York City time, on Wednesday, June 15, 2011. All references in the Offer to Purchase and any and all other documents or agreements related to the Offer to 12:00 midnight, New York City time, on Tuesday, June 14, 2011 are hereby amended and restated to refer to 12:00 midnight, New York City time, on Wednesday, June 15, 2011.

Item 1 of the Schedule TO is hereby further amended and supplemented by adding the following text at the end thereof:

“On June 2, 2011, the Debt Commitment Letter, effective as of May 10, 2011 (the “Original Debt Commitment Letter”), from Goldman Sachs Bank USA (“GS”) to Parent and Merger Sub, was amended and restated by GS, Parent, Merger Sub, Macquarie Capital (USA) Inc. and MIHI LLC (together with Macquarie Capital (USA) Inc., “MC”). Pursuant to such amended and restated debt commitment letter, GS agreed to provide 67% and MC agreed to provide 33% of the Debt Financing contemplated by the Original Debt Commitment Letter upon the terms and subject to the same conditions as set forth in the Original Debt Commitment Letter.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (b)(2) of the Schedule TO, which is incorporated herein by reference.”

Item 5: Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as follows:

The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented by adding the following paragraph before the first full paragraph on page 21:

“In connection with its March 23rd proposal and April 6 letter, Apollo Management indicated that if it were of interest to CKx, Apollo Management might be willing to consider a transaction structure that provided existing CKx stockholders the ability to rollover a very small portion of their Common Shares into the post-transaction surviving company, subject to a maximum rollover amount that ensured certain equity funds managed by Apollo Management would own substantially in excess of 50% of the Common Shares. A CKx representative communicated to Apollo Management that it preferred the speed and certainty of a whole-company transaction and was not interested in a structure that created the potential that CKx stockholders might be left holding Common Shares in an illiquid, Apollo Management-controlled, non-listed company and accordingly encouraged Apollo Management to focus its efforts on providing a fully financed proposal for the acquisition of the entire company.”

The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby further amended and supplemented by adding the following paragraph after the first full paragraph on page 24:

“Apollo Management in its May 9th proposal stated that it would be willing to consider structural alternatives to provide CKx stockholders, other than Mr. Sillerman and the Trust, the opportunity to participate through a continuing equity interest in CKx. CKx believed that Apollo Management’s statement in its May 9th letter was a reference to its earlier proposals that were not of interest to CKx. CKx was also concerned about potential delays if it were to switch transaction structures and particularly that Party B might no longer be interested in a transaction while CKx explored these alternatives with Apollo Management and that Apollo Management might seek to lower the price or alter terms of its proposal if it were to learn that it was negotiating exclusively with CKx. Accordingly, CKx did not consider exploring these alternatives with Apollo Management.”

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as follows:

The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) under the heading “Effect of the Offer and the Merger on Common Shares, Restricted Shares and Options held by Directors and Executives Officers; Golden Parachute Compensation” is hereby amended and supplemented by adding the following sentence after the fourth sentence of the third paragraph thereunder:

“Upon consummation of the Merger, such Common Shares owned by Priscilla Presley will be cancelled and converted into the right to receive the same price per Common Share as the Offer Price.”

Item 6: Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is incorporated by reference into Item 6 of the Schedule TO.

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) is hereby amended and supplemented as follows:

The information in the Offer to Purchase under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) is hereby amended and supplemented by adding the following text at the end thereof:

“In general, for United States holders (as defined in Section II. 5 (“Material United States Federal Income Tax Consequences of the Offer and the Merger)), the exchange of Common Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. Each holder should consult its tax advisor about the tax consequences of exchanging Common Shares pursuant to the Offer or pursuant to the Merger in light of such holder’s particular circumstances, including the consequences under applicable United States federal income tax, estate, gift and other non-income tax laws, and under any applicable state, local or non-U.S. income or other tax laws. See Section II. 5 (Material United States Federal Income Tax Consequences of the Offer and the Merger) of this Offer to Purchase for more information.”

The information in the Offer to Purchase under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) is hereby further amended and supplemented by adding the following text at the end thereof:

“None of Parent, UK Holdco, Offeror, Merger Sub or Apollo Management currently owns any interest in CKx and, accordingly, none of them has any interest in CKx’s net book value or net earnings or loss. Following the Offer, each of Parent’s, UK Holdco’s and Offeror’s direct or indirect interest in the net book value and net earnings or loss of CKx will increase to the extent of the number of Common Shares acquired by Offeror in the Offer. If the Offer is completed, following the consummation of the Merger, each of Parent’s, UK Holdco’s and Offeror’s direct or indirect interest in the net book value and net earnings or loss of CKx will increase to 100%. Following the consummation of the Merger, the indirect interest of the Apollo Funds in the net book value and net earnings or loss of CKx will increase to approximately 69.8% assuming that the Sillerman Stockholders elect to roll over half of the Sillerman Shares in exchange for Parent Common Shares in accordance with the Sillerman Support Agreement, assuming 100% of the Preferred Shares are rolled over in exchange for Parent Preferred Shares in accordance with the Promenade Support Agreement and assuming the conversion of Parent Preferred Shares held by the Trust to Parent Common Shares based on the same conversion rate as currently applicable to the Preferred Shares of CKx held by the Trust. According to the CKx Form 10-K, CKx’s net book value as of December 31, 2010 was $266,863,000 and CKx’s net loss for the fiscal year ended December 31, 2010 was $15,716,000. Based on the foregoing, assuming the Merger had been consummated in 2010, the interest of the Apollo Funds in CKx’s net book value would have been $186.3 million as of December 31, 2010 and their interest in CKx’s net loss would have been $11.0 million for the fiscal year ended December 31, 2010. Merger Sub will not have any interest in CKx’s net book value or net earnings or loss in connection with the Offer and the Merger.

Following the consummation of the Offer and the Merger, each of Parent, UK Holdco, Offeror and the Apollo Funds will be entitled to their respective percentages described above of all other benefits resulting from their direct or indirect ownership of CKx, including income generated by CKx’s operations and any future increase in CKx’s value. Similarly, each of Parent, UK Holdco, Offeror and the Apollo Funds will also bear their respective percentages described above of all other detriments resulting from their direct or indirect ownership of CKx, including the risk of losses generated by CKx’s operations and any decrease in the value of CKx after the Offer and the Merger. Upon consummation of the Merger, CKx will become a privately-held corporation. Accordingly, unaffiliated stockholders will not have the opportunity to participate in the earnings and growth of CKx after the Offer and Merger and will not have any right to vote on corporate matters. Similarly, unaffiliated stockholders will not face the risk of losses generated by CKx’s operations or decline in the value of CKx after the Offer and Merger.

In addition, further information regarding the effects of the Offer and the Merger is included in Section I. 18 (“Appraisal Rights”) and Section II. 8 (“Possible Effects of the Offer on the Market for Common Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations”) of the Offer to Purchase.”

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 11 (“Source and Amount of Funds”) is hereby amended and supplemented as follows:

The following sentence under the heading “Tender Facility” is hereby deleted:

“Interest Rate. Loans under the Tender Facility are expected to bear interest, at Parent’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.”

and replaced in its entirety with the following sentence:

“Interest Rate. Loans under the Tender Facility are expected to bear interest, at Parent’s option, at a rate equal to the adjusted Eurodollar rate, plus a spread of 4.00%, or an alternate base rate, plus a spread of 3.00%.”

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 11 (“Source and Amount of Funds”) is hereby further amended and supplemented as follows:

The following sentence under the heading “Revolving Credit Facility” is hereby deleted:

“Interest Rate. Loans under the Revolving Credit Facility are expected to bear interest, at CKx’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.”

and replaced in its entirety with the following sentence:

“Interest Rate. Loans under the Revolving Credit Facility are expected to bear interest, at CKx’s option, at a rate equal to the adjusted Eurodollar rate, plus a spread of 3.75%, or an alternate base rate, plus a spread of 2.75%.”

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 11 (“Source and Amount of Funds”) is hereby further amended and supplemented as follows:

The following sentence under the heading “Bridge Credit Facility” is hereby deleted:

“Interest Rate. Bridge loans under the Bridge Facility are initially expected to bear interest at a rate equal to the adjusted Eurodollar rate plus a spread. At the end of the three month period following the closing of the Merger, and each three month period thereafter, the spread will increase, subject to an agreed upon cap.”

and replaced in its entirety with the following sentence:

“Interest Rate. Bridge loans under the Bridge Facility are initially expected to bear interest at a rate equal to (i) the greater of the adjusted Eurodollar rate and 1.5%, plus (ii) a spread of 7.00%. At the end of the three month period following the closing of the Merger, and each three month period thereafter, the spread will increase, subject to an agreed upon cap.”

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented as follows:

The information in the Offer to Purchase under the caption SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented by adding the following sentence after the second sentence of the second paragraph under the heading “Debt Commitment Letter”:

“An affiliate of Goldman Sachs USA is a holder of Common Shares.”

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is hereby incorporated by reference into Item 6 of the Schedule TO.

Item 7: Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

The information incorporated into Item 7 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 7 of the Schedule TO.

The information incorporated into Item 7 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 11 (“Source and Amount of Funds”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 7 of the Schedule TO.

Item 7 of the Schedule TO is hereby further amended and supplemented by adding the amendments contained in the last two paragraphs of Item 1 of this Amendment No. 4, which are hereby incorporated by reference into Item 7 of the Schedule TO.

Item 8: Interest in Securities of the Subject Company

Regulation M-A Item 1008

The information incorporated into Item 8 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is hereby incorporated by reference into Item 8 of the Schedule TO.

Item 9: Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

The information incorporated into Item 9 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is incorporated by reference into Item 9 of the Schedule TO.

The information in the Offer to Purchase under the caption SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger ”) is hereby amended and supplemented as follows:

The first paragraph thereunder is deleted in its entirety and replaced with the following paragraph:

“Under the rules governing “going-private” transactions, the Sillerman Stockholders may be deemed to be engaged in a “going-private” transaction and therefore are required to express their beliefs as to the fairness of the Offer and the Merger to CKx’s unaffiliated stockholders. The Sillerman Stockholders note that, although they together constitute CKx’s largest holder of Common Shares, they have no representative on the CKx Board and that in May 2010 Mr. Sillerman resigned as chairman of the CKx Board and chief executive officer of CKx, which CKx agreed to treat as a “constructive termination without cause.” See “Certain Relationships Between the Sillerman Stockholders and CKx “Severance and Consulting Agreement.”

In addition, the following sentence is added to the third paragraph thereunder and inserted immediately following the fourth sentence thereof:

“In this regard the Sillerman Stockholders expressly adopt the discussion and analyses of the factors disclosed in Section I. 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”) below.”

The information incorporated into Item 9 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”) is hereby amended and supplemented as follows:

The information set forth in the Offer to Purchase in the fourth paragraph under the caption SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”) is hereby amended and supplemented by adding the following text after the ninth bullet under the fourth paragraph thereunder:

•

“the approval of the CKx Board described in the bullet above included four of six non-employee directors (with Ms. Presley abstaining and Mr. Bloom dissenting) and therefore such matters were approved by a majority of the directors of the CKx Board that are not employees of CKx;”

The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”) is hereby further amended and supplemented by adding the following as a new fifth paragraph thereunder:

“None of Parent, UK Holdco, Offeror, Merger Sub or Apollo Management considered purchase prices paid by any of them to purchase Common Shares during the past two years because none of them has purchased any Common Shares during such period.”

The information incorporated into Item 9 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is hereby incorporated by reference into Item 9 of the Schedule TO.

Item 11: Additional Information

Regulation M-A Item 1011

Item 11 of the Schedule TO is hereby amended and supplemented by adding the amendments contained in Item 1 of this Amendment No. 4, which are hereby incorporated by reference into Item 11 of the Schedule TO.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 11 of the Schedule TO.

The information incorporated into the Schedule TO by reference to the Offer to Purchase is hereby amended and supplemented as follows:

The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 16 (“Miscellaneous”) is hereby amended and supplemented as follows:

The following sentence is deleted:

“The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction.”

and replaced in its entirety with the following sentence:

“The Offer is not being made to holders of Common Shares in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction.”

The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 16 (“Miscellaneous”) is hereby further amended and supplemented as follows:

The following sentence is deleted:

“To the extent that we become aware of any state law that would limit the class of offerees in the Offer, Offeror may amend, in its discretion, the Offer and, depending on the timing of such amendment, if any, may extend, in its discretion, the Offer to provide adequate dissemination of such information to holders of Common Shares prior to the expiration of the Offer.”

and replaced in its entirety with the following two sentences:

“To the extent that we become aware of any state law that would limit the class of offerees in the Offer, we will make a good faith effort to comply with such state law or seek to have such state law declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with such state law, Offeror will not make the Offer to, nor will Offeror accept tenders from or on behalf of, holders of Common Shares in the applicable state.”

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is hereby incorporated by reference into Item 11 of the Schedule TO.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 11 of the Schedule TO.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 14 (“Certain Legal Matters; Regulatory Approvals”) is amended and supplemented as follows:

The information under the heading “Litigation” is amended and supplemented by deleting the third and fourth paragraphs thereunder in their entirety and replacing them with the following:

“Plaintiffs had moved for a preliminary injunction to bar the consummation of the transaction. A hearing on the motion was scheduled by the Court of Chancery for June 9, 2011. On June 6, 2011, the parties to the litigation reached an agreement in principle, subject to documentation, to settle the litigation, subject to the approval of the Court of Chancery. In connection with the settlement, the defendants agreed (i) to amend the Schedule 14d-9 to include certain disclosures sought by the plaintiffs in the litigation; (ii) that Parent would voluntarily agree to accept only $17.5 million in the event it became entitled to receive a termination fee pursuant to Section 8.3(b) of the Merger Agreement; (iii) that Parent would voluntarily agree to replace “80%” as it appears in Section 6.2(e)(ii) of the Merger Agreement with “75%”; and (iv) that the scheduled expiration of the Offer will be extended by one day, to June 15, 2011. Upon approval of the settlement, the claims asserted in the New York and Delaware litigation will be dismissed with prejudice.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibits (a)(5)(D), (a)(5)(E), (a)(5)(F), (a)(5)(G), (a)(5)(H) and (a)(5)(I) to the Schedule 14D-9 which are incorporated herein by reference.”

Item 12: Exhibits

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(b)(2) Second Amended and Restated Debt Commitment Letter, effective as of May 10, 2011, by and among Goldman Sachs Bank USA, Macquarie Capital (USA) Inc., MIHI LLC, Colonel Holdings, Inc. and Colonel Merger Sub, Inc.

See the Exhibit Index following the signature pages to the Schedule TO.”

Item 13: Information Required by Schedule 13E-3

Item 1: Summary Term Sheet

Regulation M-A Item 1001

Item 1 of Item 13 of the Schedule TO is hereby amended and supplemented by adding the amendments contained in Item 1 of this Amendment No. 4, which are hereby incorporated by reference into Item 1 of Item 13 of the Schedule TO.

Item 4: Terms of the Transaction

Regulation M-A Item 1004

The information incorporated into Item 4 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 4 of Item 13 of the Schedule TO.

The information incorporated into Item 4 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is hereby incorporated by reference into Item 4 of Item 13 of the Schedule TO.

The information incorporated into Item 4 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 4 of Item 13 of the Schedule TO.

Item 5: Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

The information incorporated into Item 5 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is incorporated by reference into Item 5 of Item 13 of the Schedule TO.

The information incorporated into Item 5 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is hereby incorporated by reference into Item 5 of Item 13 of the Schedule TO.

Item 6: Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

The information incorporated into Item 6 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is incorporated by reference into Item 6 of Item 13 of the Schedule TO.

The information incorporated into Item 6 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 6 of Item 13 of the Schedule TO.

The information incorporated into Item 6 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 11 (“Source and Amount of Funds”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 6 of Item 13 of the Schedule TO.

The information incorporated into Item 6 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is hereby incorporated by reference into Item 6 of Item 13 of the Schedule TO.

The information incorporated into Item 6 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 6 of Item 13 of the Schedule TO.

Item 7: Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

The information incorporated into Item 7 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is incorporated by reference into Item 7 of Item 13 of the Schedule TO.

Item 7 of Item 13 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information in the Offer to Purchase set forth under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) as amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 7 of Item 13 of the Schedule TO.

The information incorporated into Item 7 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 9 of this Amendment No. 4, which is hereby incorporated by reference into Item 7 of Item 13 of the Schedule TO.

The information incorporated into Item 7 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is hereby incorporated by reference into Item 7 of Item 13 of the Schedule TO.

Item 8: Fairness of the Transaction

Regulation M-A Item 1014

The information incorporated into Item 8 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is incorporated by reference into Item 8 of Item 13 of the Schedule TO.

The information incorporated into Item 8 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 9 of this Amendment No. 4, which is hereby incorporated by reference into Item 8 of Item 13 of the Schedule TO.

The information incorporated into Item 8 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is hereby incorporated by reference into Item 8 of Item 13 of the Schedule TO.

The information incorporated into Item 8 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 9 of this Amendment No. 4, which is hereby incorporated by reference into Item 8 of Item 13 of the Schedule TO.

Item 10: Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

The information incorporated into Item 10 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 11 (“Source and Amount of Funds”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 10 of Item 13 of the Schedule TO.

The information incorporated into Item 10 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 10 of Item 13 of the Schedule TO.

Item 10 of Item 13 of the Schedule TO is hereby further amended and supplemented by adding the amendments contained in the last two paragraphs of Item 1 of this Amendment No. 4, which are hereby incorporated by reference into Item 10 of Item 13 of the Schedule TO.

Item 12: The Solicitation or Recommendation

Regulation M-A Item 1012

The information incorporated into Item 12 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 9 of this Amendment No. 4, which is hereby incorporated by reference into Item 12 of Item 13 of the Schedule TO.

Item 14: Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

The information incorporated into Item 14 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is incorporated by reference into Item 14 of Item 13 of the Schedule TO.

The information incorporated into Item 14 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is hereby incorporated by reference into Item 14 of Item 13 of the Schedule TO.

Item 15: Additional Information

Regulation M-A Item 1011

Item 15 of Item 13 of the Schedule TO is hereby amended and supplemented by adding the amendments contained in Item 1 of this Amendment No. 4, which are hereby incorporated by reference into Item 15 of Item 13 of the Schedule TO.

Item 15 of Item 13 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information in the Offer to Purchase set forth under the caption SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”) as amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 15 of Item 13 of the Schedule TO.

The information incorporated into Item 15 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is hereby amended and supplemented as set forth in Item 5 of this Amendment No. 4, which is hereby incorporated by reference into Item 15 of Item 13 of the Schedule TO.

The information incorporated into Item 15 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”) is hereby amended and supplemented as set forth in Item 6 of this Amendment No. 4, which is hereby incorporated by reference into Item 15 of Item 13 of the Schedule TO.

The information incorporated into Item 15 of Item 13 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 14 (“Certain Legal Matters; Regulatory Approvals”) is amended and supplemented as set forth in Item 11 of this Amendment No. 4, which is hereby incorporated by reference into Item 15 of Item 13 of the Schedule TO.

Item 16: Exhibits

Regulation M-A Item 1016

Item 16 of Item 13 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 12 of this Amendment No. 4, which is hereby incorporated by reference into Item 16 of Item 13 of the Schedule TO.

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2011

COLONEL HOLDINGS, INC.

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL UK HOLDINGS LIMITED

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL OFFEROR SUB, LLC

By:	Colonel UK Holdings Limited, its Sole Member

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL MERGER SUB, INC.

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2011

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC, its General Partner

By:	/s/ Aaron Stone
Name: Aaron Stone
Title: Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated May 17, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks.

(a)(1)(F)*	Press Release issued by CKx, Inc. on May 10, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(a)(1)(G)*	Advertisement as published on May 17, 2011.

(a)(1)(H)*	Joint Press Release issued by Colonel Offeror Sub, LLC and CKx, Inc. on May 17, 2011.

(a)(2)*	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by CKx, Inc. on May 17, 2011, which is incorporated herein by reference.

(b)(1)*	Amended and Restated Debt Commitment Letter, effective as of May 10, 2011, by and between Goldman Sachs Bank USA and Colonel Holdings, Inc.

(b)(2)**	Second Amended and Restated Debt Commitment Letter, effective as of May 10, 2011, by and among Goldman Sachs Bank USA, Macquarie Capital (USA) Inc., MIHI LLC, Colonel Holdings, Inc. and Colonel Merger Sub, Inc.

(c)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of May 10, 2011, among Colonel Holdings, Inc., Colonel Merger Sub, Inc. and CKx, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(2)*	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, dated as of May 10, 2011, among Colonel Holdings, Inc., Colonel Merger Sub, Inc. and CKx, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 17, 2011).

(d)(3)*	Non-Tender and Support Agreement, dated as of May 10, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Robert F.X. Sillerman on May 11, 2011).

(d)(4)*	Letter Agreement, dated as of May 16, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman.

(d)(5)*	Letter Agreement, dated as of May 10, 2011, by and between Colonel Holdings, Inc. and The Promenade Trust.

(d)(6)*	Limited Guarantee, dated as of May 10, 2011, by and between Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. and CKx, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(7)*	Equity Commitment Letter, dated as of May 10, 2011, by and between Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas

Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. and Colonel Holdings, Inc.

(e)	None.

(f)*	Section 262 of the Delaware General Corporation Law (included as Annex A to the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO filed on May 17, 2011).

(g)	None.

(h)	None.

*	Previously filed.

**	Filed herewith.